UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549






                               FORM U-9C-3



                             QUARTERLY REPORT



                 For the quarter ended December 31, 1999

     Filed Pursuant to Rule 58 of the Public Utility Holding Company
                               Act of 1935







                        ALLIANT ENERGY CORPORATION

                        222 West Washington Avenue

                         Madison, Wisconsin 53703

                               608-252-3311

                        ALLIANT ENERGY CORPORATION

                               FORM U-9C-3

                 For the Quarter Ended December 31, 1999





                                 CONTENTS


                                                                          Page
                                                                          ----

CONTENTS                                                                    2

ITEM 1 - Organization Chart                                                 3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions     3

ITEM 3 - Associate Transactions                                             3

ITEM 4 - Summary of Aggregate Investment                                    4

ITEM 5 - Other Investments                                                  5

ITEM 6 - Financial Statements and Exhibits                                  5

SIGNATURES                                                                  6

EXHIBIT A                                                                   6

EXHIBIT B-6                                                                 7

ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:


---------------------------------------------------------------------------------------------------------------------
                                                                 Principal
      Company                          Type of                   Amount of
      Issuing                         Security                   Security                   Person to
      Security                         Issued                 (in thousands)         Whom Security was Issued
---------------------------------------------------------------------------------------------------------------------

ReGENco, LLC                         Class A Units                $1,083         Heartland Energy Services, Inc. (1)
Williams Bulk Transfer Inc.          Money pool borrowings        $1,380         Alliant Energy Resources, Inc. (1)
IEI Barge Services, Inc.             Money pool borrowings           $49         Alliant Energy Resources, Inc. (1)

----------------------------------------------------------------------------------------------------------------------


(1) Associate company.



ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 1999

Part I -- Transactions performed by reporting companies on behalf of associate companies
----------------------------------------------------------------------------------------------------------------------------------
         Reporting               Associate                                   Direct       Indirect                      Total
          Company                 Company               Types of             Costs          Costs        Cost of       Amount
         Rendering               Receiving              Services            Charged        Charged       Capital       Billed
         Services                Services               Rendered         (in thousands)      (in           (in           (in
                                                                                          thousands)    thousands)    thousands)
----------------------------------------------------------------------------------------------------------------------------------

Cedar Rapids and Iowa       IES Utilities Inc.      Coal transportation       $508             $-            $-          $508
     City Railway Co.

Cedar Rapids and Iowa       Transfer Services Inc.  Building lease               1              -             -             1
     City Railway Co.

IEI Barge Services, Inc.    IES Utilities Inc.      Coal sales /               694              -             -           694
                                                         handling

IEI Barge Services, Inc.    Wisconsin Power and     Coal handling              111              -             -           111
                                 Light Co.

RMT, Inc.                   Wisconsin Power and     Environmental              136              -             -           136
                                 Light Co.               consulting

RMT, Inc.                   Industrial Energy       Environmental                8              -             -             8
                                 Applications, Inc.      consulting

RMT, Inc.                   IES Utilities Inc.      Environmental               37              -             -            37
                                                         consulting

Williams Bulk Transfer,     Cargill-Alliant LLC     Coal handling               78              -             -            78
     Inc.

----------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies

----------------------------------------------------------------------------------------------------------------------------------
        Associate                 Reporting                                  Direct       Indirect                      Total
         Company                   Company                Types of           Costs          Costs        Cost of       Amount
        Rendering                 Receiving               Services          Charged        Charged       Capital       Billed
        Services                  Services                Rendered       (in thousands)      (in           (in           (in
                                                                                          thousands)    thousands)    thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT, Inc.                 Industrial Energy             Environmental          $8             $-            $-            $8
                               Applications, Inc.         consulting

Transfer Services Inc.    Cedar Rapids and Iowa         Trucking /             24              -             -            24
                               City Railway Co.          transloading

Whiting Petroleum         Alliant Energy Industrial     Gas marketing          83              -             -            83
     Corporation               Services, Inc.

Whiting Petroleum         Industrial Energy             Gas marketing           6              -             -             6
     Corporation               Applications, Inc.

Williams Bulk             Cargill-Alliant L.L.C.        Coal handling          78              -             -            78
     Transfer, Inc.

----------------------------------------------------------------------------------------------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

----------------------------------------------------------------------------------------------------------------------
Total consolidated capitalization as of December 31, 1999 (a)                             $4,290,582          Line 1
----------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           643,587          Line 2
----------------------------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    643,587          Line 3
----------------------------------------------------------------------------------------------------------------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category 1                                                          398
     Energy-related business category 2                                                            -
     Energy-related business category 3                                                            -
     Energy-related business category 4                                                            -
     Energy-related business category 5                                                            -
     Energy-related business category 6                                                            -
     Energy-related business category 7                                                        2,750
     Energy-related business category 8                                                            -
     Energy-related business category 9                                                        9,229
     Energy-related business category 10                                                           -
                                                                                   ___________________________________
          Total current aggregate investment                                                  12,377          Line 4
----------------------------------------------------------------------------------------------------------------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $631,210          Line 5
----------------------------------------------------------------------------------------------------------------------


Investments in gas-related companies:

------------------------------------------------------------------------------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category 1                                                 $-
     Gas-related business category 2                                                  -
         Total current aggregate investment                              ______________________
                                                                                     $-
-------------------------------------------------------------------------------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and notes payable).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)



------------------------------------------------------------------------------------------------------------------------------
                                               Other             Other
             Major Line Of                   Investment       Investment
             Energy-Related                   In Last           In This                     Reason for Difference
                Business                   U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------------------------------------------------------------------------------------------

Energy-related business category 1*            $59,196          $49,341      In the fourth quarter of 1999, Industrial Energy
                                                                             Applications, Inc. repaid $9,855 of its money pool
                                                                             borrowings from Alliant Energy Resources, Inc.

Energy-related business category 5*            $12,667           $8,289      In the fourth quarter of 1999, IEA-HES L.L.C.
                                                                             distributed $4,378 to Industrial Energy
                                                                             Applications, Inc. and Heartland Energy Group,
                                                                             Inc. upon IEA-HES L.L.C.'s dissolution.

Energy-related business category 6*             $2,569           $2,569      No change.

Energy-related business category 7*            $10,902          $10,902      No change.

Energy-related business category 9*            $23,212          $22,567      (a)  In the fourth quarter of 1999, Oak Hill
                                                                             Pipeline L.P. made a capital distribution of $198
                                                                             to Industrial Energy Applications Delaware, Inc.
                                                                             (b)  In the fourth quarter of 1999, Cedar Rapids
                                                                             and Iowa City Railway Company repaid $447 of its
                                                                             money pool borrowings from Alliant Energy
                                                                             Resources, Inc.
-------------------------------------------------------------------------------------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.


A.  FINANCIAL STATEMENTS:

Omitted for the fourth quarter pursuant to instructions for "Item 6."



B.    EXHIBITS:

1.  Exhibit A - Certificate of Alliant Energy Corporation

2. Exhibit B-6 - Environmental services contract between Wisconsin Power and Light Company and RMT, Inc. dated March 1, 1999. Copies of other contracts (Exhibits B-1, B-2, B-3, B-4, B-5, B-7, B-8, B-9, B-10, B-11 and B-12) required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).

                                SIGNATURES



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of March.

ALLIANT ENERGY CORPORATION
Registrant

By: /s/ Daniel A. Doyle      Vice President - Chief Accounting
Daniel A. Doyle                and Financial Planning Officer






                                                                 Exhibit A


                        ALLIANT ENERGY CORPORATION
           222 West Washington Avenue, Madison, Wisconsin 53703

                               CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
Registrant

By: /s/ Daniel A. Doyle            Vice President - Chief Accounting
Daniel A. Doyle                      and Financial Planning Officer

                                                       Exhibit B-6

                                         Agreement Number - 990403



                        RMT INC. SERVICE AGREEMENT


This AGREEMENT made and entered into this 1st day of March, 1999, by and between Wisconsin Power and Light Company, hereafter called "Company," a Wisconsin public utility corporation having its principal offices at 222
W. Washington Avenue, Madison, Wisconsin, and RMT, Inc., a Wisconsin Corporation, whose principal offices are located at 744 Heartland Trail, P.O. Box 8923, Madison, Wisconsin 53708-8923, hereinafter called "Consultant."


Purpose:

      The purpose of this Agreement is to renumber Service Agreement Number 930167 entered into on October 15, 1993, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. In addition, Special Terms and Conditions are added, and Section 1, Scope of Work, Exhibit A is amended to include Exhibits A-1 and A-2.


Special Terms and Conditions:

      This Agreement renumbers Service Agreement Number 930167 and becomes effective upon the date said Consultant signs it. The Service Agreement will remain in effect until terminated by either party's giving six months written notice unless otherwise terminated in accordance with Section 2 of the Service Agreement.


1. Section 1, subparagraph 2 is changed to read, "Professional consulting, engineering, and laboratory services for research, investigation, analysis, report preparation, operation and maintenance, and for services associated with design and construction as described in specific Work Authorizations under this Service Agreement. The Work may be undefined or of indefinite scope, or it may cover definitive projects."

2. Section 1, subparagraph 6 is changed to read, "Consultant will perform Work involving the transfer, storage, or disposal of hazardous wastes or materials as described in specific Work
      Authorizations signed by both parties under this Service Agreement."

3. Section 1, subparagraph 7 is added to read, "For construction services provided by Consultant, the Construction Management Supplement set forth on Exhibit A-1 will apply. For operation and maintenance services provided by the Consultant, the Operation and Maintenance Supplement set forth on Exhibit A-2 will apply."

4.    Exhibit A is amended to include Exhibit A-1, Construction
      Management Supplement, and A-2, Operations and Maintenance
      Supplement.

5. Exhibit "B" is replaced with the attached Exhibit B, which lists RMT's Schedule of Charges for engineering services. Any negotiated discounts to personnel charges and other charges will be detailed in specific Work Authorizations.

6. In Section 3, Subsection 3.1 Basis of Payment and 3.2 Invoices and Payments are added to read:

3.1   Basis for Payment

      Payment for work performed under Work Authorization will be on a Fixed Range Time and Materials, Fixed Price basis, or Fixed Rate - Time and Materials, not to exceed, with performance bonus as defined below.

a.    Time and Materials

           Where the designated Basis for Payment is Time and Materials, Company shall reimburse Consultant for its professional Services and expenses as set forth in Exhibit B, Schedule of Charges-Standard Rate.

b.         Fixed Price

           Where the Basis for Payment is Fixed Price, Company shall pay Consultant the total set forth in the Work Authorization for all personnel, materials, services, equipment, and facilities necessary or incidental to the performance of the Services.

c.         Time and Materials, not to exceed, with performance bonus

           Where the designated basis for payment is Time and Materials not to exceed with performance bonus, Company shall reimburse Consultant for professional services and expenses, as set forth in Exhibit B, to total set forth in the Work Authorization. Payment shall be for personnel, materials, services, equipment, and facilities necessary or incidental to performance of services. A performance bonus will be applied to Work Authorizations that are completed below the total project amount set forth in the Work Authorization. The performance bonus will be a percentage of the cost saving recognized for an individual Work Authorization. The percentage awarded to Consultant will be specified in specific Work Authorizations.

3.2   Invoices and Payments

Consultant shall submit monthly to Company an invoice for the Services and charges authorized in the respective Work Authorization. RMT shall reference each invoice with the Work Authorization, and shall include a brief description of work performed.

a.    Time and Materials

      Where Basis for Payment is Time and Materials, the invoice shall include a summary of actual hours worked by RMT.
      Expenses incurred by RMT in the performance of the Work
      Authorization shall be itemized separately.

b.    Fixed Price

      Where the Basis for Payment is Fixed Price, the invoice shall be calculated as a percentage of the total project amount based on percent completed.

c.    Time and Materials, Not to Exceed, with Performance Incentive

      Where the Basis of Payment is Time and Materials, not to exceed, with performance incentive, the invoice shall include a summary of actual hours worked by Consultant. Expenses incurred by RMT in the performance of the Work Authorization shall be itemized separately. The performance incentive will be submitted with the last monthly invoice, if applicable.

RMT shall submit an invoice each month to the Authorized Representatives or its designee. Each invoice shall include a labor detail of each RMT employee's time. Each invoice shall be accompanied by a detailed statement of all Work completed during that month, including a comparison to the Work scheduled to be completed that month.

All other terms and conditions of this Service Agreement will continue in full force and effect.

In WITNESS WHEREOF, the parties hereto have executed this Service
Agreement, by their duly authorized agents.



RMT, INC.                              WISCONSIN POWER AND LIGHT COMPANY



/s/ Stephen P. Johannsen               /s/ Pamela J. Wagner
------------------------               -----------------------
By: Stephen P. Johannsen               By: Pamela J. Wagner
          (print name)


Title:  President                     Title:  Executive Vice President-
                                                Corporate Services


Date:  3/1/99                         Date:  3-1-99

                               EXHIBIT A-1

                 CONSTRUCTION MANAGEMENT SUPPLEMENT

      Consultant agrees to provide, as an additional service, the procurement, administration, and management of on-site services of construction and remediation contractors to implement or effect the engineering and related recommendations developed by Consultant under the agreement entitled Agreement Between RMT, Inc. and Wisconsin Power & Light Company (WP&L)("Company"), and dated March 1, 1985 as amended. In so doing, Consultant will act as an independent contractor and enter into one or more subcontracts with construction and remediation SUBCONTRACTOR(S). Services provided by Consultant hereunder shall be subject to the Terms and Conditions of the aforementioned Agreement, and the provisions of this Construction Management Supplement. In the event of conflict or inconsistency, this Construction Management Supplement shall control:

1.    Authorization to Subcontract Construction Work:  Company expressly
      -----------------------------------------------
      authorizes Consultant to enter into, execute, and administer subcontract(s), provide construction management services, and take such other actions as necessary on behalf of Company with one or more construction SUBCONTRACTORS directed at achieving Company's objectives as defined in the Scope of Work for the project.


2.    Scope and Responsibility of Consultant:  In providing
      ---------------------------------------
      construction-phase services Consultant shall:

      (a) develop and submit for Company's review and approval a recommended Scope of Work for each construction subcontract contemplated. This will be based on Consultant's services provided under prior phases of this Project;

      (b) select appropriate subcontract pricing structures, e.g. lump sum, unit price, cost-plus;

      (c) solicit quotations, bids, or proposals (as Consultant deems appropriate) for the approved Scope of Construction Work;

      (d)  conduct site tours for prospective SUBCONTRACTORS;

      (e) based on its review of such quotations, bids, or proposals, and the entity providing them, select the SUBCONTRACTOR(S);

      (f) prepare appropriate subcontract documents, and submit them to Company for approval. Upon approval by the Company, execute them in RMT's name;

      (g) assist Company in securing necessary approvals and/or permits from governmental agencies having jurisdiction over the Project;

      (h)  monitor performance of the subcontract(s);

      (i)  keep the Company informed of the progress of the Work;

      (j) prepare and maintain a master schedule and a detailed schedule for the Work;

      (k) provide construction subcontract administration and coordination, including the coordination of resident engineering services with SUBCONTRACTOR activity;

      (l) regularly conduct project meetings with SUBCONTRACTOR - Company will attend as necessary;

      (m)  observe field tests and approve/disapprove results;

      (n) inspect the Work and notify SUBCONTRACTOR of Work that should be corrected;

      (o) review SUBCONTRACTOR invoices or applications for payment, and pay sums deemed due to the SUBCONTRACTOR(S) pursuant to the terms of the each subcontract covering the Work;

      (p) give notices on behalf of Consultant or Company, and comply with applicable laws, ordinances, rules, regulations, and lawful orders of governmental agencies relating to the Project;

      (q) initiate and administer a formal field change order process; consider and evaluate SUBCONTRACTOR'S and supplier's suggestions for modification in the Work and report to Company; prepare subcontract modifications impacting time and/or cost for completion of the Work which require Company's written approval; however, Consultant shall have authority to make changes in the design and construction consistent with the intent of the Project's contract drawings and specifications when such changes have no impact on time and/or cost for completion of the Project;

      (r) notify Company when the Work or an agreed-upon portion thereof is substantially completed by issuing a Certificate of Substantial Completion which shall establish the Date of Substantial Completion;

      (s) maintain in good order at the Project site, one (1) record copy of the contract drawings, specifications, product data, samples, shop drawings, and other contract modifications marked currently to record changes made during construction; one complete copy of record drawings and specifications will be provided to Company in the Construction Observation Report; and

      (t) maintain and duly authenticate all records and books of account under the Service Agreement in accordance with PSC requirements.

3.    Scope and Responsibility of SUBCONTRACTOR(S):  Company acknowledges
      ---------------------------------------------
      that Consultant will employ subcontract terms that require the SUBCONTRACTOR(S) to:

      (a) provide, or cause to be provided, labor, materials, equipment, tools, consumables, construction equipment and machine, water, heat, utilities, transportation, and other facilities and services necessary for proper execution and completion of the Work, whether temporary or permanent and whether or not incorporated or to be incorporated in the Work;

      (b) be responsible for the management of lower tier subcontractor(s) and vendor(s) in performance of the SUBCONTRACTOR'S part of the Work;

      (c) be responsible for and coordinate all construction means, methods, techniques, sequences and procedures to accomplish
           SUBCONTRACTOR'S portion of the Scope of Work for the project;

      (d) be responsible for initiating, maintaining, and providing supervision of safety precautions and programs of SUBCONTRACTOR and lower tier subcontractors in connection with the Work;

      (e) warrant that all materials and equipment incorporated in the Work will be new, unless otherwise specified, and that the Work will be of good quality, free from improper workmanship and defective materials, and in conformance with the Project's subcontract drawings and specifications;

      (f) correct all Work performed under said Subcontract(s) which proves to be defective in material and/or workmanship within a period of one (1) year from the Date of Substantial Completion as defined hereinbefore; the warranty under this Subparagraph does not extend to any damage caused by other's misuse, negligence, or failure to follow operating instructions; further, the warranty does not cover any repairs, adjustments, alterations, replacements, or maintenance which may be required as a result of normal corrosion, normal erosion, or normal wear and tear in operation of the completed Project, or failure occasioned by operation or condition of service more severe than specified; all replacement parts, retrofit kits, and repaired parts are warranted for a period of one (1) year from the Date of Substantial Completion; prior to the Date of Substantial Completion and throughout the warranty period, any obligations under this warranty are limited to repair or replacement of the defective part or parts, free of charge, at the Project site;

      (g) pay all sales, consumer use, and similar taxes in effect at the time of the Work, as well as secure, in Company's name, any building or other permits and governmental fees, licenses, testing, and inspections necessary for the proper execution and completion of the Work;

      (h) be responsible to Consultant for the proven negligent acts or willful misconduct of its employees and any subcontractor(s) in privity of contract with it to perform a portion of the Work, including its agents and employees;

      (i) keep the Project Site free from accumulation of surplus materials and rubbish caused by ongoing construction operations; similarly, at the completion of the Work, remove, from and about the Project Site, its tools, construction equipment, machinery, surplus materials and rubbish; and

      (j) cooperate with Consultant, Company and other contractors at the Project Site as necessary to coordinate the Work with concurrent work that may be under way at the site, and shall similarly instruct its subcontractors.


4.    Responsibility of Company:  The responsibility of the Company is
      --------------------------
      acknowledged to be the following:

      (a) be responsible for the elimination or abatement of safety hazards created or otherwise resulting from work at the Project site by other persons or firms directly employed by Company as separate Contractors, and Company agrees to require any such separate Contractors and tenants to abide by and fully adhere to applicable provisions of federal, state and municipal safety laws and regulations, and COMPANY'S safety rules in effect at the project site, and to comply with all reasonable requests and directions of Consultant for the elimination or abatement of any such safety hazards at the Project site;

      (b) meet its obligations hereunder in a timely manner by promptly providing information, reviews, approvals/disapprovals, notices materials, services, payments and other things when due, scheduled, or needed to allow orderly progression of the work without undue cost, interference or delay;

      (c) retain full responsibility and liability for damage to Company premises and personal property caused by work on this Project is retained by the Company, except to the extent such damage is caused by negligent and willful acts by Consultant or the SUBCONTRACTOR(S);

      (d) provide information to Consultant and SUBCONTRACTOR(S) relative to site access, including gates, employee and equipment parking, material laydown areas, material and equipment receiving and disbursement areas, site operating rules, and restricted areas;

      (e) communicate to Consultant and SUBCONTRACTOR(S) standard operating and safety concerns, including safety, hazards associated with the general site, alarm signals, speed limits, evacuation procedures, hazardous work permit procedure, and material safety data sheets;

      (f) retain all safety responsibilities for the work site, except for the work of Consultant and its SUBCONTRACTOR(S) and their employees; and

      (g)  retain all security responsibilities for the work site.


5.    Funding:  Company agrees to provide Consultant funds sufficient to
      --------
      pay the SUBCONTRACTOR(S) consistent with a cash flow requirements. Fund transfers, whether by check, draft, electronic transfer or other means shall be in favor of Consultant, who will process SUBCONTRACTOR payment funds. Alternatively, Company agrees to honor Consultant invoices supported by approved completion notices or other evidence of work completed prior to Consultant's payment of SUBCONTRACTOR(S).


6.    Responsibility for Hazardous Materials or Samples:  Company
      --------------------------------------------------
      acknowledges that Consultant has had no role in generating, treating, storing, or disposing of hazardous materials that may be present at Project site; and Consultant has not benefited from the processes that produce such hazardous materials. Any hazardous materials encountered by or associated with Services provided by Consultant on the Project shall at no time be or become the property of Consultant. Any arrangement by Consultant for the treatment, storage, transport, or disposal of any hazardous materials, shall be construed as being made solely and exclusively on Company's behalf for Company's benefit, and Company shall indemnify and hold harmless Consultant and its SUBCONTRACTOR(S), consultants, agents, officers, directors, and employees from and against any and all liability which arises out of the treatment, storage, transport, or disposal of hazardous materials. Nothing contained within this "Service Agreement" shall be construed or interpreted as requiring Consultant to assume the status of a generator, storer, treater, or disposal facility as defined in any federal, state, or local statute, regulation, or rule governing treatment, storage, transport, and or disposal of hazardous materials.

      All samples of hazardous contaminants are the property and responsibility of Company and shall be returned to Company at the end of the Project for proper disposal. Alternative arrangements to ship such samples directly to a licensed hazardous waste disposal facility may be made at Company's request and expense.


      Effective Date of Supplement:________________________


Wisconsin Power & Light Company           RMT, Inc.



By:____________________________           By:________________________________

                               EXHIBIT A-2

                   OPERATIONS & MAINTENANCE SUPPLEMENT

      CONSULTANT agrees to provide, as an additional service, the procurement of materials and services, and to provide the on-site services necessary to operate and maintain the remediation facilities developed by CONSULTANT under the Agreement between CONSULTANT and COMPANY. In so doing, CONSULTANT will enter into one or more contracts for materials and parts supply, utilities, and repair services. Services provided by CONSULTANT hereunder shall be governed by the Terms and Conditions of the aforementioned Agreement, and the provisions of this Operations & Maintenance Supplement ("Supplement"). In the event of conflict or inconsistency, this Supplement shall control:


1.    Authorization to Procure O&M Supplies and Repair  Services:  COMPANY
      -----------------------------------------------------------
      expressly authorizes CONSULTANT to enter into, execute, and administer purchase orders and subcontracts, and take such other actions as necessary with one or more suppliers directed at achieving COMPANY's objectives as defined in the Scope of Work for the project.


2.    Scope   and    Responsibility    of    CONSULTANT:    In   providing
      --------------------------------------------------
      operation-phase services CONSULTANT shall:

      (a) provide all necessary personnel and perform all operations required by the remedial action workplan on behalf of COMPANY;

      (b)  perform all maintenance necessary to support operations;

      (c) develop and administer all approvals and sources of supply necessary for proper operations and maintenance, including, but not limited to, the following:

           (1) develop and submit for COMPANY's review and approval a recommended Scope of Supply for each supply contract contemplated. This will be based on CONSULTANT's estimate of supplies and services to be required under this phase of the Project;

           (2) recommend appropriate contract pricing structures, e.g. lump sum, unit price, cost-plus, if requested by COMPANY;

           (3)  when   authorized   in   writing   by   COMPANY,   solicit
                quotations,   bids,  or  proposals  (as  CONSULTANT  deems
                appropriate) for the approved Scope of Supply;

           (4)  based  on  its  review  of  such   quotations,   bids,  or
                proposals, and the entity providing them, select the suppliers, if requested to do so by the COMPANY;

           (5)  prepare  and  execute   appropriate   purchase  order  and
                contract documents;

           (6)  assist COMPANY in securing necessary  operating  approvals
                and/or   permits   from   governmental   agencies   having
                jurisdiction over the Project; and

           (7)  Administer the purchase orders and contracts;

      (d)   perform all analytical tests, and prepare all laboratory reports;

      (e) keep the COMPANY informed of the operations via monthly operating reports;

      (f) provide for site management, safety and security on behalf of the COMPANY to the extent requested by COMPANY;

      (g)  provide   operations   management,    data   management,    and
           coordination/cooperation   with  governmental  agencies  having
           jurisdiction over the site;

      (h) review Supplier invoices or applications for payment, and pay sums due to the Supplier(s) pursuant to the terms of each contract or purchase order;

      (i) comply with applicable laws, ordinances, rules, regulations, and lawful orders of governmental agencies relating to the Project;

      (j) notify COMPANY when the Operations or an agreed-upon portion thereof is substantially completed;

      (k)  maintain   operating   records  in  good  order  for   periodic
           inspection or audit by COMPANY; and

      (l) sell any surplus materials or equipment for COMPANY that were purchased under the Agreement, and remove any materials or debris created by CONSULTANT hereunder to the satisfaction of COMPANY. CONSULTANT shall have first right of refusal to purchase any surplus equipment.


3.    Responsibility  of  COMPANY:  The  responsibility  of the COMPANY is
      ----------------------------
      acknowledged to be the following:

      (a) be responsible for the elimination or abatement of safety hazards created or otherwise resulting from work at the Project site by other persons or firms directly employed by
           COMPANY as separate Contractors not under management of CONSULTANT, and COMPANY agrees to require any such separate Contractors and tenants to abide by and fully adhere to applicable provisions of federal, state and municipal safety laws and regulations, and COMPANY's safety rules in effect at the project site, and to comply with all reasonable requests and directions of CONSULTANT for the elimination or abatement of any such safety hazards at the Project site;

      (b) meet its obligations hereunder in a timely manner by promptly providing information, reviews, approvals/disapprovals, notices, materials, services, payments and other things when due, scheduled, or needed to allow orderly progression of the work without undue cost, interference, or delay;

      (c) carry fire and extended coverage, and general liability insurance for its real and personal property, and retain full responsibility and liability for damage to such property caused by work on this Project, except to the extent such damage is caused by negligent and willful acts by CONSULTANT or its Suppliers;

      (d) provide information to the CONSULTANT relative to site access, including gates, employee and equipment parking, material laydown areas, material and equipment receiving and disbursement areas, site operating rules, and restricted areas;

      (e) communicate to the CONSULTANT standard operating and safety concerns, including safety, hazards associated with the general site, alarm signals, speed limits, evacuation procedures, hazardous work permit procedure, and material safety data sheets; and

      (f)  retain all safety and  security  responsibilities  for the work
           site,   except  that  the  CONSULTANT  and  its  Suppliers  are
           responsible for their employees.


4.    Compensation.  The  COMPANY  will pay  CONSULTANT  for the  Services
      -------------
      under this Supplement in accordance with the Schedule of Charges that is attached to this Agreement as Exhibit B.


5.    Reimbursement  of Payments to Vendors  and  Subcontractors:  COMPANY
      -----------------------------------------------------------
      agrees to provide CONSULTANT funds sufficient to pay the Vendors and Subcontractors consistent with cash flow requirements. Fund transfers, whether by check, draft, electronic transfer or other means shall be in favor of CONSULTANT, who will process Vendor payment funds through a segregated account. Alternatively, COMPANY agrees to honor CONSULTANT invoices supported by approved delivery reports or evidence of Vendor or Subcontractor progress prior to CONSULTANT's payment of Vendor(s).

6.    Term and  Termination.  The initial  term of this  Supplement  shall
      ----------------------
      commence on the execution hereof, and shall thereafter automatically renew itself for successive periods of one (1) year each, unless either party gives written notice of its intention to terminate or amend this Supplement by giving at least thirty (30) days prior written notice to the other party. Notice shall be given in accordance with the provisions of Section 19 of the Agreement. The Term of Services and Schedule of Charges shall be as set forth in the Work Authorization. With respect to the Services provided under this Supplement, the term of the Agreement named at the beginning of this Supplement shall be extended as necessary to conform to the term of this Supplement.


7.    Limitation on the Scope of Services
      -----------------------------------

      (a) Nothing contained within this Supplement shall be construed or interpreted as requiring CONSULTANT to assume the status of a generator, storer, treater, or disposal facility as those terms appear within the Resource Conservation Recovery Act, as amended (hereinafter "RCRA") or within any state statute governing the treatment, storage and disposal of waste. COMPANY shall assume the responsibility for compliance with the provisions of RCRA and any state statue governing the treatment, storage, and disposal of waste. COMPANY shall indemnify and hold harmless CONSULTANT and its subcontractors, suppliers, consultants, agents, officers, directors, and employees from and against any and all liability, including strict liability, which arises out of the treatment, storage, transport, or disposal of hazardous materials, except to the extent such liability arises from the negligence, errors or omissions, or breach by CONSULTANT, its subcontractors, consultants, agents, officers, directors, or employees.

      (b) Waste Materials addressed by or associated with Services provided by CONSULTANT shall at no time be or become the property of CONSULTANT or its subcontractors (except where expressly provided otherwise in the Remedial Project Service Description or where specifically provided for by the subcontract for such Services) and shall at all times be and remain COMPANY's property. Any arrangements for the disposal, treatment, or transport of any Waste Materials or other materials which shall be made by CONSULTANT or its subcontractors shall be construed as being made solely and exclusively for COMPANY's benefit.

      (c) In the event the COMPANY requests CONSULTANT's assistance in meeting its obligations, as set forth in paragraphs 6(a) and
           (b) hereunder, then, CONSULTANT, as requested and directed by COMPANY, will provide the following:

           1. perform analytical testing to assist COMPANY in the proper characterization of the waste manifest preparation;

           2. identify potential transporters and disposal facilities that may be used in the transportation and disposal of waste collected;

           3. enter into subcontract or purchase order arrangements with transporter and/or disposal facilities selected by COMPANY; and

           4.   prepare manifests for COMPANY's approval and execution.

Effective Date of Supplement:________________________



COMPANY                                   CONSULTANT, Inc.



By:_________________________               By: ___________________________


   Title:___________________                   Title: ____________________

                                EXHIBIT B
                 SCHEDULE OF CHARGES - STANDARD RATE
                   January 1, 1997 - December 31, 1997

PERSONNEL CHARGES *
-------------------
Senior Consultant.....................................   $ 120-180/hour
Consultant, Project, and Technical Management.........   $ 105-145/hour
Senior Project Technical..............................   $ 100-130/hour
Project Technical II..................................   $ 85-115/hour
Project Technical I...................................   $ 75-105/hour
Staff Technical II....................................   $ 65-95/hour
Staff Technical I.....................................   $ 55-85/hour
Senior Technician, Designer...........................   $ 60-90/hour
Technician II.........................................   $ 45-75/hour
Technician I..........................................   $ 40-70/hour
Field/O&M Technician..................................   $ 30-55/hour
Administration........................................   $ 30-55/hour

*  Personnel include direct and contract employees

    A percentage discount to personnel charges may be negotiated on an individual project basis. Any discount rate applied to personnel standard charges will be specified in the individual Work Authorizations and will be reflected on the affected invoices.

DISPUTE RESOLUTION SUPPORT:  Services in support of disputes
---------------------------
(arbitration, litigation, etc.) involving client's information or interests, such as responding to discovery requests and subpoenas, are chargeable at the above rates.

Testimony rates (court, deposition, or hearing time) are 1.75 times the above rates, with a minimum of 4 hours per day.

OTHER CHARGES
-------------

Computer:  CADD, Modeling Appl. & other computer service charges, per hr....................      $25.00
Equipment Use...............................................................................      Std. Rate Sheet
Facsimile Transmission, per sheet...........................................................       $2.00
Laboratory Analysis.........................................................................      Std. Rate Sheet
Prints:  Blueline, per square foot..........................................................       $0.15
Reproduction, per sheet.....................................................................       $0.15
Sample Storage:  Geotechnical and Soils Samples.............................................      $10.00 /unit/first mo.
                                                                                                   $1.00 /unit/mo. after
Vehicles:      Car, per mile................................................................       $0.37
               Field vehicles...............................................................      $50.00/day
                                                                                                  plus 0.35/mile

Outside services, equipment, and facilities not furnished directly by RMT, Inc., will be billed at cost plus 15%, and may include, but are not limited to, the following:

 Aerial photography and mapping           Shipping
 Meals and lodging                        Bonds required by project or client
 Outside laboratory testing               Special fees, permits, insurance, etc.
 Printing and photographic reproduction   Subcontractors to RMT, Inc.
 Rental of equipment and vehicles         Supplies
 Sample disposal                          Telephone
                                          Transportation on public carriers

      A percentage discount may be negotiated on an individual project basis from the RMT standard charges
      (cost plus 15%) for all third party services, equipment, and facilities. Any discount rate applied will be specified in the individual Work Authorizations and will be reflected on individual invoices.

Payment: Net thirty (30) days. Thereafter, one percent (1%) interest per month on the unpaid balance will be charged.

Alliant Services Company-Environmental Services Procurement Policy and
Procedure

Policy: It is the purpose of this policy and procedure to ensure that environmental services provided to Wisconsin Power and Light, a Wisconsin public utility, represent the most cost-effective and best value for the utility, its customers and shareholders.

Procedure: At the initial stage of a project, the project manager shall attempt to estimate whether follow-on work will be required. If the project manager determines a strong likelihood of follow-on work, the project manager will attempt to include the follow-on work in any contract discussions with one or more environmental services providers.

In considering which environmental services firm to use for a particular environmental issue involving Wisconsin Power and Light, consideration shall be given to the following characteristics:

1. Price of the work, both initial stage and follow-on stage, if applicable
2. Mechanisms to limit WPL's risk in completing the work, i.e. not to exceed limits, shared cost savings if work comes in under budget, discounts on hourly fees for follow-on phases of the work, agreement to limit the number of hours, etc.
3.    Experience of the company in the type of work being performed;
4.    Experience of the company in environmental work generally;
5.    Financial status of the company;
6.    Client lists/references.
7.    Recommendations from other environmental consultants

In projects involving new types of environmental work, significant dollars or risk for Wisconsin Power and Light, the project manager will seek bids from more than one environmental services provider, if reasonably possible. If the project, including any follow-on phases, is subject to bid by more than one environmental services provider, the project manager will document the bids received and the reasons for selection of the environmental services provider.

If it is not reasonably possible to bid the work, the project manager must use other means at his/her disposal to determine that the services are obtained in as cost-effective a manner as possible. Among other things, the project manager may:
1) use a price estimated by an independent third party consultant for this phase of the work,
2) do a market check of hourly rates for this type of work by consulting with environmental services companies other than the company under consideration;
3) may utilize published reports of other similar projects and project costs;
4) may review previous bids submitted by the company under consideration or other companies.

The project manager will document the means used to determine the cost-effectiveness of the environmental service company selected. The documentation will be part of the contract, and an additional copy will be centrally filed within the Environmental Policy and Research
Department.

If the initial phase is not bid, the project manager will attempt to bid the follow on phases if reasonably possible. If it is not reasonably possible to bid the follow-on phases of any project, the project manager must use the other means listed above to determine whether or not it is cost -effective to continue the project using the same or a different services provider. In making that determination, the project manager will consider whether:
1) the company's experience in the initial phase will carry over into the follow-on phases,
2) the company performing the initial phase services has experience in the follow-on work;
3) the company's financial condition is such that it can bear the risks associated with the follow-on work.
4)    prices submitted by other companies for the work in the recent past
5)    client references for the follow-on work

In the event that the project manager selects the same company as performed in the initial phase to perform the follow-on work solely on the basis of that company's experience in the initial phase, the project manager will make a good faith estimate of the number of hours and hourly rate which would reasonably be expended by a second environmental services company in obtaining the experience, and will take that amount into consideration in determining the cost-effectiveness of the company selected vs. other potential or actual bidders for the work. The project manager must document this determination, and file it in the manner described above.

                                                 Agreement Number - 930167

                                EXHIBIT 1


                      AMENDMENT TO SERVICE AGREEMENT


This AGREEMENT made and entered into this 15th day of October, 1993, by and between Wisconsin Power and Light Company (WPL), hereafter called "Company", a Wisconsin public utility corporation having its principal offices at 222 W. Washington Avenue, Madison, Wisconsin, and RMT, Inc., a Wisconsin Corporation, whose principal offices are located at 744 Heartland Trail, P.O. Box 8923, Madison, Wisconsin 53708-8923, hereinafter called "Consultant", and represents an amendment to that certain Service Agreement made and entered into on the March 31, 1988, between and among WPL, Consultant, and other affiliated companies, a copy of which is attached hereto as Exhibit "A" (the "Service Agreement").

Purpose:
The purpose of this Amendment Agreement is to renumber Agreement 890042 entered into on April 14, 1988, a copy of which is attached hereto and incorporated herein by reference. In addition Section 5 Work
Authorization is modified to include Purchase Order Releases.

Special Terms and Conditions:
This Agreement renumbers Agreement Number 890042 and becomes effective upon the date said Consultant signs it. The agreement will remain in effect until terminated by either party's giving six months notice unless otherwise terminated in accordance with Section 2 of the Agreement.

Section 1. Scope of Work subparagraph 4 change "Contract Administrator" to read "Manager of Procurement".

Section 5.  Work Authorization changed to read as follows:

Section 5.  Work Authorizations or Purchase Order Releases:
-----------------------------------------------------------
When Company elects to award Work under the Agreement, it shall offer to do so by issuing to Consultant a written Work Authorization or Purchase Order Release which shall include, among other things, terms specifying the following:

a.    a full description of the Work;
b.    the location of the Work;
c. the dates for starting and completing the Work, or the period of time during which the Work is to be performed; and
d. a reference to Exhibit "B" which governs amounts to be paid to Contractor, and any special conditions or limitations on such amounts.

When a written Work Authorization or Purchase Order Release is offered by the Company to Consultant, Consultant shall accept or reject the offer within ten (10) calendar days, unless some other time is stated in the Work Authorization or Purchase Order Release. If Consultant wishes to accept the offer contained in the Work Authorization, it shall sign the Work Authorization and return it to the Company, as specified in the Work Authorization letter. In the case of a Purchase Order Release, commencement of the Work shall indicate acceptance.

The Work Authorization will not be deemed as having been accepted by the Consultant until the signed acceptance is received by the Company. Failure of the Consultant to accept and the Company to receive a Work Authorization, unchanged, within the ten-day period shall release the Company from any contractual obligation to employ the Consultant to perform the offered Work.

In addition to the above provisions, if the Company determines it has an emergency situation in which the Consultant can be of assistance, the Company may orally offer Work to the Consultant. If the Consultant accepts the offer, the parties will commit the oral agreement to a written Emergency Work Authorization or Purchase Order Release as quickly as reasonable possible under the circumstances. This Emergency Work Authorization or Purchase Order Release will state that the Consultant was orally offered and orally accepted the award of Emergency Work.

All other terms and conditions of the Amendment to Service Amendment Number 890042 will continue in full force.

In WITNESS WHEREOF, the parties hereto have executed this Agreement, by their duly authorized agents.

RMT, Inc.                                  WISCONSIN POWER & LIGHT COMPANY

/s/  Stephen P. Johannsen                  /s/ Charlotte Woods
----------------------------------         ------------------------------------
By:  Stephen P. Johannsen                  By: Charlotte Woods
     -----------------------------             --------------------------------
           (print name)

Title: Vice President - N. Region          Title: Director, Materials Management
       ---------------------------                ------------------------------

Date:  10/14/93                            Date:10/15/93
       ---------------------------              --------------------------------

                                                 Agreement Number - 890042

                     AMENDMENT TO SERVICES AGREEMENT

THIS AGREEMENT made and entered into as of 14th day of April, 1988, by and between Wisconsin Power & Light Company (WPL), hereinafter called "Company", a Wisconsin public utility corporation having its principal offices at 222 W. Washington Avenue, Madison, Wisconsin, and RMT Inc., a Wisconsin corporation, whose principal offices are located at 1406 East Washington Avenue, Suite 124, Madison, Wisconsin, hereinafter called the "Consultant", and represents an amendment to that certain Services Agreement made and entered into on March 31, 1988, between and among WPL, Consultant, and other affiliated companies, a copy of which is attached hereto as Exhibit "A" (the "Services Agreement").

WHEREAS, it is the intention of the parties that Consultant will provide its services to Company under circumstances that may constitute Company and Consultant affiliated interests under sec. 196.52, Stats.; and

WHEREAS, the parties desire to enter into an agreement whereby
Consultant will provide its services to Company subject to the approval of the Public Service Commission of Wisconsin pursuant to sec. 196.52, Stats.;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

Section 1.  Scope of Work:
--------------------------
The Consultant shall perform the following services, providing all materials, tools, equipment, facilities, transportation and supplies necessary for the proper performance thereof, hereinafter called "Work":

Professional consulting, engineering, and laboratory services for research, investigation, analysis, report preparation, and for various design activities of construction projects as described in specific Work Authorizations under this Agreement. The Work may be undefined or of indefinite scope, or it may cover definitive projects.

For projects, such as those involving process development work, planning work, or environmental assessments, all activities are often initially not fully definable. As the project progresses, the facts uncovered may dictate a change in direction which may alter the scope of work. Consultant will keep Company informed of such situations so that any changes in scope can be negotiated as required.

The Company shall have the right to make any changes in the scope of Work, with the contract price being increased or decreased accordingly. The cost or credit for any such change shall be determined in accordance with Consultant's standard wage, salary and equipment schedules.

The Contract Administrator, Material Management Department shall be the Company's designated representative for the purpose of Administration of this Agreement.

Except for the conduct of laboratory analysis, Consultant shall not perform Work involving the transfer, storage or disposal of hazardous wastes or materials without a written amendment of this Agreement.

Section 2.  Term of Agreement:
------------------------------
This Agreement shall become effective only upon approval in writing by the Public Service Commission of Wisconsin and shall, from such effective date, continue in force until terminated by either party's giving six months notice in writing of its desire to terminate the Agreement. This Agreement is subject to termination upon request by the Public Service Commission of Wisconsin. Termination hereunder shall operate to discharge only those obligations which are executory by either party on and after the effective date of termination. Any right (including but not limited to indemnity) or duty of a party based on either performance or breach of this Agreement, prior to the effective date of termination, shall survive.

Section 3.  Compensation:
-------------------------
So long as services and associated compensation provided hereunder by Consultant do not exceed ten percent (10%) of the total volume of such services and associated compensation provided by Consultant to all of its customers, Consultant will be paid for Work as indicated in the Consultant's wage, salary, and equipment fee schedules as set forth in this Agreement as Exhibit "B", a copy of which is attached hereto and incorporated herein by reference. Such exhibit is the same schedule of charges generally charged by Consultant to other clients. There will be no payment made at higher rates for overtime or premium hours. Exhibit "B" may be amended by submitting to the Company an amended exhibit of applicable fees and charges. The amended and substituted exhibit shall become effective when a copy has been approved by the Company and returned to the Consultant. Such amended and substituted exhibit shall not be effective with respect to any specific Work Authorizations in effect as of the date of approval of such exhibit.

If the foregoing ten percent (10%) level is exceeded, compensation hereunder shall be at the lesser or Consultant's cost or market as defined in the Services Agreement. The parties do not expect or intend that services and associated compensation provided by Company to Consultant shall ever exceed ten percent (10%) of the total volume of such services provided by Consultant to all of its customers.

Consultant shall render an invoice to the Company once a month or upon completion of Work, whichever occurs earlier. Payments shall be made to Consultant by the Company no later than thirty (30) days after receipt of an invoice.

Section 4.  Performance:
------------------------
Consultant will apply present engineering and/or scientific judgment and use a level of effort consistent with the standard of practice as measured on the date hereof and in the locale of the work when performing Work for Company. Except as set forth herein, Consultant makes no warranty expressed or implied, in fact or by law, whether of merchantability, fitness for any particular purpose or otherwise, concerning any of the materials or Work which may be furnished by Consultant to Company.

Section 5.  Work Authorizations:
--------------------------------
When Company elects to award Work under the Agreement, it shall offer to do so by issuing to Consultant a written Work Authorization which shall include, among other things, terms specifying the following:

a.    a full description of the Work;
b.    the location of the Work;
c. the dates for starting and completing the Work, or the period of time during which the Work is to be performed; and
d. a reference to Exhibit "B" which governs amounts to be paid to Contractor and any special conditions or limitations on such amounts.

When a written Work Authorization is offered by the company to Consultant, Consultant shall accept or reflect the offer within ten (10) calendar days, unless some other time is stated in the Work
Authorization. If Consultant wishes to accept the offer contained in the Work Authorization, it shall sign the Work Authorization and return it to the Company, as specified in the Work Authorization letter.

The Work Authorization will not be deemed as having been accepted by the Consultant until the signed acceptance is received by the company. Failure of the Consultant to accept and the Company to receive a Work Authorization, unchanged, within the ten-day period shall release the Company form any contractual obligation to employ the Consultant to perform the offered Work.

In addition to the above provisions, if the Company determines it has an emergency situation in which the Consultant can be of assistance, the Company may orally offer Work to the Consultant. If the Consultant accepts the offer, the parties will commit the oral agreement to a written Emergency Work Authorization as quickly as reasonable possible under the circumstances. This Emergency Work Authorization will state that the Consultant was orally offered and orally accepted the award of Emergency Work.

Section 6.  Commencement of Work:
---------------------------------
Consultant shall not commence the Work awarded under a written Work Authorization, and the Company shall not be obligated to pay Consultant for Work commenced prior to Consultant's having effectively executed and the Company having accepted the Work Authorization.

Except as necessary to comply with the specific pre-conditions set out above, Consultant shall not commence the Work awarded under any Work Authorization, oral or written, and the Company shall not be obligated to pay Consultant for Work commenced prior to:

a. Consultant having delivered to the Company evidence of Consultant's meeting the insurance requirement set forth in Section 8, below, and;
b. Consultant having received from the Company any detailed drawings or specifications to which Consultant's Work is required to conform.

Section 7.  Company's Designated Representative:
------------------------------------------------
As used in this Agreement, "Company's Designated Representative" means the person specified in each written Work Authorization to be the liaison between the Company and the Consultant for the Work let under that Authorization. A copy of all correspondence concerning the authorized Work shall be sent to Company's Designated Representative specified in the applicable Work Authorization. Company reserves the right to designate different Representative for any Work Authorization at any time.

Section 8.  Insurance:
----------------------
The Consultant shall carry the following types of insurance: worker's compensation, comprehensive general liability, automobile liability and professional liability. The minimum limits for worker's liability are established by the state law of each state where work is to be performed. The comprehensive general liability shall have a contractual liability endorsement. The minimum limits for the comprehensive general liability coverage shall be bodily injury $1,000,000/$1,000,000, and property damage $1,000,000. The minimum limits for the automobile liability coverage shall be bodily injury $1,000,000/$1,000,000 and property damage $300,000. The automotive liability policies shall cover all owned, hired or rented automobiles used in work performed under this agreement by the Consultant. In addition, an umbrella comprehensive liability policy providing $1,000,000 aggregate coverage shall be provided. The limits for the professional liability shall be $1,000,000 aggregate per year. Except for professional liability, the Company shall be named as an additional insured on the above policies. Every certificate of insurance providing the coverages required herein shall contain the following clause: "No reduction, cancellation or expiration of the policy shall become effective until thirty (30) days from the date written notice thereof is actually received by Owner." A certificate of insurance shall be approved by the Company before the Consultant starts performance.

Section 9.  Indemnity and Liability:
------------------------------------
Consultant agrees to take all necessary precautions to safeguard the public against damages and injury. The Consultant agrees to save Company harmless from any and all damages, expenses, costs and attorneys' fees on account of injury to person, life or property or injury resulting in the death of any person or persons in any manner arising out of or in connection with the willful or negligent acts or omissions of Consultant in the performance of this Agreement or progress of the Work to be done hereunder and, in the event Company shall be made a party to any suit or litigation on account of injury or damage or alleged injury or damage to person, life or property or on account of any injury or alleged injury resulting in the death of any person or persons arising out of or in connection with the performance of this Agreement or progress of the Work to be done hereunder, Consultant will defend such action on behalf or Company including claims and causes of action at common law or arising under any statute except under the Worker's Compensation Act, and, if judgment shall be obtained or claim allowed in any of said proceedings against Company, Consultant will pay and satisfy such judgment or claim in full.

The foregoing indemnity shall apply even though said injury to person, life or property or injury resulting in the death of any person or persons is caused by a violation by Company or the Wisconsin Safe Place Statute.

Section 10.  Confidentiality and Trade Secrets:
-----------------------------------------------
All reports, correspondence, documents and other information relating to this Work are exclusively Company property and are to be considered as proprietary and confidential. Consultant may not publish, release, disclose, or disseminate to anyone other than Company employees the results of any work performed or any information obtained from Work performed under this Agreement.

Materials which are reviewed by Consultant in the course of this Agreement may contain trade secrets which are the property of Company or which have been purchased or leased for use by Company. Consultant may not reveal any trade secret material to any person in any form and may not use the material himself for any purpose.

Consultant shall obtain statements from assistants or other personnel he employs to perform Work hereunder that they understand and agree to the terms of this Section. In addition Consultant shall sign the Company's standard Confidential Agreement, a copy of which is attached hereto and incorporated herein by reference.

Section 11.  Relationship of Parties:
-------------------------------------
It is the intention of the parties that Consultant have the legal status of independent contractor. Nothing shall operate or change or alter that relationship except further agreement between the parties in writing and specifically addressing the issue.

Consultant shall not sublet any portion of this Work without prior written approval of the Company. If permission is granted to sublet services, the Consultant shall remain solely responsible for the satisfactory completion of the Work and shall incorporate the terms and conditions of this Agreement in any and all subcontracting agreements.

Section 12.  Agreement Modifications:
-------------------------------------
The parties shall not enter into any amendment or rescission of this Agreement or of any provision thereof unless such amendment or rescission shall have been approved in writing by the Public Service Commission or Wisconsin.

Company or Consultant may, from time to time, request modifications or changes to the scope of Work to be performed hereunder. Such changes, including increase or decrease in the amount of Consultant's compensation, which are mutually agreed by and between Company and Consultant, shall be incorporated in this Agreement using an Agreement Modification.

Section 13.  Project Delays:
----------------------------
If Consultant is delayed at any time in the progress of Work for any specific activity by an act, failure to act or neglect of Company or Company's employees or any other party, by changes in the scope of the Work, or by delay authorized by Company and agreed to by Consultant, then the time for completion shall be extended. Consultant shall receive an equitable compensation adjustment if the delays caused by any of the above result in changes, require additional Work, or result in additional costs to Consultant.

Neither Consultant nor Company shall be liable for any delay caused by unforeseen circumstances including acts of force majeure, including without limitation, fires, flood, riots, strikes, by foreign or domestic governmental acts or regulations, by inclement weather, or by any cause beyond reasonable control.

Section 14.  Opinions of Cost:
------------------------------
Since Consultant has no control over the cost of labor, materials, equipment or services furnished by others, or over any contractor(s)' methods of determining prices, or over competitive bidding or market conditions, Consultant's opinion of probable construction/remediation costs and/or operations and maintenance costs provided for herein are to be made on the basis of Consultant's judgement as an experienced and qualified professional engineer and/or consultant, familiar with the construction industry. But, Consultant cannot and does not guarantee that proposals, bids, or total construction/remediation costs will not vary from opinions of probable cost prepared by Consultant. If prior to the bidding or negotiation phase, Company wishes greater assurance as to costs, Company shall employ an independent cost estimator.

Section 15.  Drug and Alcohol Use:
----------------------------------
Consultant agrees to take such measures as reasonably may be required to comply with the Company policy (which is described below) on the use, possession or sale of drugs or other controlled substances and alcohol while on the Company property or while engaged in work for the Company. Entry into the Company property by an employee of Consultant constitutes consent by the Consultant and its employees to a search or inspection of the person of the employee or any property, including motor vehicles, brought onto Company property by the employee. Any employee of Consultant found in violation of Company policy, or who refuses to permit an inspection of his person, or property brought onto Company property, may be removed and barred from Company property at the discretion of the Company.

Company policy regarding the use of drugs and consumption of alcohol, is as follows:

The use, possession, or sale of narcotics, hallucinogens, depressants, stimulants, marijuana, or other controlled substances on Company Property or while in pursuit of Company business is prohibited. (This does not apply to medication prescribed by a licensed physician and taken in accordance with such prescription.) Consumption of alcohol on Company Property is also prohibited. The use of the above controlled substances or alcohol on or away from Company Property which adversely affects the employee's job performance, or may reflect unfavorably on public or governmental confidence in the manner in which the Company carries out its responsibilities, as determined by the Company is also prohibited.

Section 16.  Non-Discrimination in Employment:
----------------------------------------------
Consultant agrees that he is in compliance with the non-discrimination provisions of Paragraphs (1) through (7) of Section 202 of Executive Order No. 11246 of September 24, 1965 as amended, if applicable, and in connection with the performance of Work or the supply of materials under the terms hereof and to executive, such other Agreements or documents as may be required thereby and further agrees to comply with and submit a certification of compliance with Section 60-1.8 of the Rules and Regulations of the Office of Federal Contract Compliance, Equal Opportunity Commission, relating to segregated facilities, if applicable. This provision as set forth in the Certificate of Compliance with Executive Orders and Regulations, WPL 4292, and so witnessed, shall become a part of the contract as though fully set forth in the contract.

Section 17.  Right to Audit:
----------------------------
Consultant shall maintain accurate and detailed records, in accordance with generally accepted accounting principles consistently applied, of all expenditures or costs relating to any Work performed under this Agreement. Company has the right to inspect, examine and make copies of any or all books, accounts, records and other writings of Consultant relating to the performance or cost of any Work done under this Agreement. These audit rights shall be extended to Company or to any representative designated by Company. Audits shall take place at times and locations mutually agreed upon by both parties, although Consultant must make the materials to be audited available within one (1) week of the request for them. Costs incurred in undertaking the audit will be borne by Company but costs incurred by Consultant as a result of Company exercising its right to audit will be borne by Consultant.

Section 18.  Assignment:
------------------------
This Agreement is to be binding on the heirs, successors and assigns of the parties hereto and is not to be assigned by either party without first obtaining the written consent of the other.

Section 19:  Notices:
---------------------
Any notices required or permitted to be sent may be delivered personally, or by telegram or certified mail, return receipt requested, to the signatories of this Agreement at the addresses set forth herein or such other addresses as the parties may designate.

Section 20.  Entire Agreement:
------------------------------
The terms and conditions set forth herein and in the Services Agreement constitute the entire understanding of the parties relating to the provision of Work by Consultant to Company and shall be incorporated in all work orders and authorizations unless otherwise stated therein.
This Agreement may be amended only by a written instrument signed by both parties and approved by the Public Service Commission of Wisconsin. Except as specifically modified in this Agreement, the Services Agreement still remain in full force and effect between Company and Consultant.

Section 21.  Severability:
--------------------------
Every part, term or provision of this Agreement is severable from others. Notwithstanding any possible future finding by duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

Section 22.  Governing Law:
---------------------------
Unless specifically stated otherwise under, Special Terms and Conditions, this Agreement shall be governed by and interpreted pursuant to the laws of the State of Wisconsin.

Section 23.  Miscellaneous:
---------------------------
It is agreed and understood that Company reserve the right at any time to solicit quotes for similar work from other consultants and to contract with each other consultants.

The parties shall submit such reports as may be required by the Public Service Commission of Wisconsin as to the services supplied under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, by the duly authorized agents.

RMT, INC.                                  WISCONSIN POWER & LIGHT COMPANY

By:   /s/  Brook Becks                     By: /s/  T. A. Miller
      ---------------------------              ---------------------------------
      Brooks Becks                             T. A. Miller

Title: President                           Title: Director, Materials Management
       --------------------------                 ------------------------------

Date:  3/4/89                              Date:3/27/89
       --------------------------               --------------------------------

                                SCHEDULE A

   AGREEMENT BETWEEN RESIDUALS MANAGEMENT TECHNOLOGY, INC. AND WISCONSIN POWER
                                & LIGHT COMPANY



THIS AGREEMENT made and entered into as of March 1, 1985, by and between Residuals Management Technology, Inc. (hereinafter referred to as
"RMT"), a Wisconsin corporation, and Wisconsin Power & Light Company (hereinafter referred to as "WP&L"), a Wisconsin electric public utility.

WHEREAS, WP&L is engaged in the business of rendering electric, gas and water utility services to the public in Wisconsin; and

WHEREAS, RMT is engaged in the business of providing professional consulting, engineering and laboratory services; and

WHEREAS, WP&L owns 100% of the common stock of RMT; and

WHEREAS, it is the intention of the parties that RMT will provide its services to WP&L, under circumstances that may constitute WP&L and RMT affiliated interests under sec. 196.52, Stats.; and

WHEREAS, the parties desire to enter into an agreement whereby RMT will provide its services to WP&L subject to the approval of the Public Service Commission of Wisconsin, pursuant to sec. 196.52, Stats.:

NOW, THEREFORE IT IS AGREED as follows:

1. RMT will provide professional consulting, engineering and laboratory services as requested by WP&L from time to time, for research, investigation, analysis, report preparation, and for various design activities of construction projects. The work may be undefined or of indefinite scope, or it may cover definitive projects. Assignments to RMT for work on major projects will be described in separate work orders.

2. For projects, such as those involving process development work, planning work, or environmental assessments, all activities are often initially not fully definable. As the project progresses, the facts uncovered may dictate a change in direction which may alter the scope of work. RMT will keep WP&L informed of such situations so that any change in scope can be negotiated as required.

3. Compensation for services shall be on RMT's Standard Schedule of Charges, as may be amended from time to time, which schedule covers personnel, materials and expenses, equipment and computer use, subcontracted services and laboratory testing. A copy of said Schedule is attached hereto and made a part hereof. Such Schedule is the same schedule of charges generally charged by RMT to other clients.

4. RMT will serve as a professional representative of WP&L as defined by this Agreement and will provide advice, consultation, and services to WP&L in accordance with generally accepted professional practice. Estimates of cost, approvals, recommendations, opinions, and decisions by RMT are made on the basis of RMT's experience, qualifications, and professional judgment. RMT makes no warranty or guarantee, express or implied, regarding the services or work to be provided under this proposal or any related agreement.

5. RMT will maintain insurance in the following amounts for the following types of coverage:


Workman's Compensation and Employer's Liability                    $100,000

General Liability - Bodily Injury, Property Damage,
including Contractual Liability                                  $1,000,000

Automotive Liability - Bodily Injury and Property Damage           $500,000

Professional Liability                                           $1,000,000

RMT shall indemnify WP&L for any loss or damage caused solely by the professional negligent act, errors, or omissions of RMT in performance of the services under this Agreement, subject to the limitation below.

Notwithstanding any other provision of this Agreement, RMT's liability to WP&L for any loss or damage, including, but not limited to, special and consequential damage arising out of or in connection with this Agreement from any cause, including, but not limited to, RMT's negligent act, errors, or omissions, shall not exceed $1,000,000 or the total compensation received by RMT hereunder, whichever is lower, and WP&L hereby releases RMT from any liability above such amount.


6. WP&L shall provide full information regarding its requirements for projects, together with such surveys, records concerning the subject matter of the projects, and communications with regulatory agencies of government, as shall be apropos to the projects. WP&L shall make its personnel who are acquainted with WP&L's requirements and the premises to which the projects relate available to RMT at all reasonable times. WP&L shall designate representatives authorized to act on its behalf with respect to projects, which representatives shall promptly render decisions required. If WP&L should observe or otherwise become aware of any fault, defect, or problem concerning the project, WP&L shall give prompt written notice thereof to RMT. In general, WP&L shall extend full cooperation to RMT to the end that the projects can be promptly executed in an orderly manner.

7. RMT will not disclose to third parties confidential information, proprietary information, and trade secrets provided to RMT by WP&L or its agents or subcontractors, which has not been previously disclosed to WP&L by outside third parties, or which is not in the public domain, without WP&L's prior written permission. RMT will use reasonable efforts to safeguard from unauthorized disclosure to third parties any such information given to RMT.

8.    WP&L shall have the right to audit the time and cost records of RMT.

9. When requested by WP&L, RMT shall provide, in advance, estimates of the potential costs of any requested work.

10. It is agreed and understood that WP&L reserves the right at any time to solicit quotes for similar work from other consultants and to contract with such other consultants.

11. This Agreement shall become effective only upon approval in writing by the Public Service Commission of Wisconsin and shall, from such effective date, continue in force until terminated by either party's giving six months' notice in writing of its desire to terminate the Agreement. This Agreement is subject to termination upon request by the Public Service Commission of Wisconsin.

12. The parties will not enter into any amendment or rescission of this Agreement or of any provision thereof unless such amendment or rescission shall have been approved in writing by the Public Service Commission of Wisconsin.

13. The parties shall submit such reports as may be required by the Public Service Commission of Wisconsin as to the services supplied under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers and agents, all as of March 1, 1985.

RESIDUALS MANAGEMENT TECHNOLOGY, INC.      WISCONSIN POWER & LIGHT COMPANY
By:  /s/  Thomas P. Kunes
                                           By:  /s/  Erroll B. Davis, Jr.
-------------------------------------      -------------------------------------
Thomas P. Kunes, P.E.                      Erroll B. Davis, Jr.
Vice President                             Executive Vice President